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SEC FILE NUMBER
8-34427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Valley National Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1655 Valley Center Parkway, Suite 100
(No. and Street)

Bethlehem	PA	18017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew E. Petrozelli, President & CEO	(610) 868-9000	mpetrozelli@valleynationalgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morey, Nee, Buck & Oswald, LLC
(Name – if individual, state last, first, and middle name)

2571 Baglyos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew E. Petrozelli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Valley National Investments, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Donna M. Young, Notary Public
Northampton County
My commission expires December 17, 2025
Commission number 1183869
Member, Pennsylvania Association of Notaries

Notary Public

Signature:

Title:
President & CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VALLEY NATIONAL INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Valley National Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Valley National Investments, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Valley National Investments, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Valley National Investments, Inc.'s management. Our responsibility is to express an opinion on Valley National Investments, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Valley National Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Valley National Investments, Inc.'s auditor since 2009.

Bethlehem, Pennsylvania

March 10, 2022

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

VALLEY NATIONAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	8,108
Clearing deposits		30,000
Receivable from brokers and dealers		26,120
Securities owned:		
Marketable, at market value		275,904
Other assets		11,612
TOTAL ASSETS	$	351,744

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payable to brokers and dealers	$	273
Commissions payable		8,872
Other liabilities		103,578
TOTAL LIABILITIES		112,723

STOCKHOLDER'S EQUITY

Common stock – Par value $1.00 per share, 500,000 shares authorized,	
1,771 shares issued of which 771 shares are held in treasury	1,771
Treasury stock, at cost	(182,178)
Additional paid in capital	64,017
Retained earnings	355,411
	239,021

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	351,744

The accompanying notes are an integral part of this statement.

VALLEY NATIONAL INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1: <u>**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**</u>

<u>**NATURE OF BUSINESS**</u>

Valley National Investments, Inc. (the "Company") is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a member of a controlled group of corporations. The Company does most of its business activity within Pennsylvania and New Jersey.

<u>**SECURITIES TRANSACTIONS**</u>

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Marketable securities are carried at fair value, with changes in value included in the statement of operations in the period of change. Fair value is generally determined by quoted market prices. Non-marketable securities are valued at fair value as determined by management.

<u>**USE OF ESTIMATES**</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>**ADVERTISING**</u>

Advertising costs are expensed as incurred and are included in management fees. Advertising costs of $563 for the year ended December 31, 2021 were incurred.

<u>**DATE OF MANAGEMENT'S REVIEW**</u>

Management has evaluated events through March 10, 2022, the date on which the financial statements were available to be issued.

NOTE 2: **CREDIT AND MARKET RISK**

A clearing broker-dealer carries all of the accounts of the Company and is responsible for the execution, collection of and payments of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet credit risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

At December 31, 2021, cash and cash equivalents were held on deposit at diversified U.S. financial institutions.

Receivable from brokers and dealers represent amounts due from its clearing broker relating to customer securities transactions introduced by the Company. Management has determined that no allowance for credit losses is necessary at December 31, 2021.

NOTE 3: **RELATED PARTY TRANSACTIONS**

Valley National Group, Inc., a related entity, assesses management fees to the Company. The assessments are based on the Company's profitability and utilization of resources. For the year ended December 31, 2021, the management fee amounted to $407,287. Included in other liabilities as of December 31, 2021 is $92,599 and $10,979 payable to VNA and VNG, respectively, in respect to this agreement. For the year ended December 31, 2021, $2,426 of interest expense was incurred related to these balances.

NOTE 4: **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2021, the Company had net capital of $202,764 which was $152,764 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.56 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE 5: **INCOME TAXES**

In 2016, the Company elected to be treated as an "S Corporation" for income tax purposes as provided in Section 1362 of the Internal Revenue Code. An "S Corporation" is generally not subject to federal income tax and as such does not have deferred income tax balances as of December 31, 2021.

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2018.

NOTE 6: **FAIR VALUE**

FASB ASC 820 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021.

Fair Value Measurements on a Recurring Basis
As of December 31, 2021

	Level 1	*Level 2*	*Level 3*	*Netting and Collateral*	*Total*
ASSETS					
Equities	$275,904	-	-	-	$275,904